Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2021

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

Item	Page
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Comprehensive Loss	3
Consolidated Statements of Changes in Equity	4-5
Consolidated Statements of Cash Flows	6
Notes to Condensed Consolidated Interim Financial Statements	7-18

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)
	June 30, 2021	December 31, 2020

ASSETS
Current assets
Cash and cash equivalents	$343,733	$272,092
Short-term deposits	179,000	27,000
Accounts receivable, net of allowance for credit losses of $0.8 million and $0.9 million as of June 30, 2021 and December 31, 2020	109,969	106,068
Inventories	124,227	131,672
Prepaid expenses	7,288	6,717
Other current assets	21,189	16,943
Total current assets	785,406	560,492
Non-current assets
Property, plant and equipment, net	201,080	201,232
Goodwill	39,686	35,694
Other intangible assets, net	124,257	131,569
Operating lease right-of-use assets	17,514	21,298
Other non-current assets	55,081	39,717
Total non-current assets	437,618	429,510
Total assets	$1,223,024	$990,002

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$42,001	$16,987
Accrued expenses and other current liabilities	30,134	31,061
Accrued compensation and related benefits	29,270	25,659
Deferred revenues - short term	48,943	49,165
Operating lease liabilities - short term	8,248	9,282
Total current liabilities	158,596	132,154
Non-current liabilities
Deferred revenues - long term	15,661	14,227
Operating lease liabilities - long term	9,553	12,567
Contingent consideration	40,436	37,400
Other non-current liabilities	37,206	34,059
Total non-current liabilities	102,856	98,253
Total liabilities	$261,452	$230,407

Contingencies (see note 12)

Redeemable non-controlling interests	227	227

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousand shares; 65,396 thousand shares and 56,617 thousand shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	181	155
Additional paid-in capital	2,992,833	2,753,955
Accumulated other comprehensive loss	(6,703)	(8,846)
Accumulated deficit	(2,024,966)	(1,985,896)
Total equity	961,345	759,368
Total liabilities and equity	$1,223,024	$990,002

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended June 30,		Six Months Ended June 30,
in thousands, except per share data	2021	2020	2021	2020

Revenues
Products	$100,305	$73,877	$190,629	$157,049
Services	46,700	43,746	90,565	93,481
	147,005	117,623	281,194	250,530
Cost of revenues
Products	49,731	39,969	96,651	79,217
Services	34,004	33,918	65,696	67,707
	83,735	73,887	162,347	146,924

Gross profit	63,270	43,736	118,847	103,606

Operating expenses
Research and development, net	22,437	21,303	43,038	45,497
Selling, general and administrative	63,557	51,711	116,891	107,287
	85,994	73,014	159,929	152,784

Operating loss	(22,724)	(29,278)	(41,082)	(49,178)

Financial income (expenses), net	(372)	149	(749)	(680)

Loss before income taxes	(23,096)	(29,129)	(41,831)	(49,858)
Income tax benefit	(4,368)	(2,128)	(5,310)	(1,907)

Share in losses of associated companies	(1,431)	(950)	(2,549)	(1,788)

Net loss	$(20,159)	$(27,951)	$(39,070)	$(49,739)

Net income (loss) attributable to non-controlling interests	-	35	-	(50)

Net loss attributable to Stratasys Ltd.	$(20,159)	$(27,986)	$(39,070)	$(49,689)

Net loss per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(0.31)	$(0.51)	$(0.63)	$(0.91)

Weighted average ordinary shares outstanding. - basic and diluted	64,908	54,917	61,796	54,733

Comprehensive loss
Net loss	(20,159)	(27,951)	(39,070)	(49,739)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,103	287	142	(1,667)
Unrealized gains (losses) on derivatives designated as cash flow hedges	(172)	67	2,001	889
Other comprehensive income (loss), net of tax	931	354	2,143	(778)
Comprehensive loss	(19,228)	(27,597)	(36,927)	(50,517)
Less: comprehensive income (loss) attributable to non-controlling interests	-	35	-	(50)
Comprehensive loss attributable to Stratasys Ltd.	$(19,228)	$(27,632)	$(36,927)	$(50,467)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three and Six Months Ended June 30, 2021 and 2020
					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Total
	Number of shares	Par Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2020	56,617	155	2,753,955	(1,985,896)	(8,846)	759,368
Issuance of shares in connection with stock-based compensation plans	670	2	2,881	-	-	2,883
Stock-based compensation	-	-	7,205	-	-	7,205
Public offering of ordinary shares, net	7,931	24	218,851	-	-	218,875
Deferred tax assets in connection with public offering expenses	-	-	1,156	-	-	1,156
Comprehensive income (loss)	-	-	-	(18,911)	1,212	(17,699)
Balance as of March 31, 2021	65,218	$181	$2,984,048	$(2,004,807)	$(7,634)	$971,788
Issuance of shares in connection with stock-based compensation plans	178	-	633	-	-	633
Stock-based compensation	-	-	7,977	-	-	7,977
Deferred tax assets in connection with public offering expenses	-	-	175	-	-	175
Comprehensive income (loss)	-	-	-	(20,159)	931	(19,228)
Balance as of June 30, 2021	65,396	$181	$2,992,833	$(2,024,966)	$(6,703)	$961,345

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three and Six Months Ended June 30, 2021 and 2020
					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Total
	Number of shares	Par Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2019	54,441	148	2,706,894	(1,542,175)	(7,716)	1,157,151
Issuance of shares in connection with stock-based compensation plans	358	1	29	-	-	30
Stock-based compensation	-	-	4,907	-	-	4,907
Comprehensive loss	-	-	-	(21,703)	(1,132)	(22,835)
Balance as of March 31, 2020	54,799	$149	$2,711,830	$(1,563,878)	$(8,848)	$1,139,253
Issuance of shares in connection with stock-based compensation plans	231	1	22	-	-	23
Stock-based compensation	-	-	6,111	-	-	6,111
Comprehensive loss	-	-	-	(27,986)	354	(27,632)
Balance as of June 30, 2020	55,030	$150	$2,717,963	$(1,591,864)	$(8,494)	$1,117,755

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Cash Flows
	Six Months Ended June 30,
in thousands	2021	2020

Cash flows from operating activities
Net loss	$(39,070)	$(49,739)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	27,695	25,104
Stock-based compensation	15,182	11,018
Foreign currency transaction loss	3,311	1,006
Deferred income taxes	(7,524)	(26)
Share in losses of associated companies	2,549	1,788
Revaluation of investments	(1,469)	-
Other non-cash items, net	1,152	385

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	(4,272)	29,858
Inventories	5,772	2,382
Other current assets and prepaid expenses	(5,066)	6,191
Other non-current assets	2,561	3,046
Accounts payable	24,019	(8,684)
Other current liabilities	4,804	(7,992)
Deferred revenues	514	(6,092)
Other non-current liabilities	(1,772)	(6,723)
Net cash provided by operating activities	28,386	1,522

Cash flows from investing activities
Cash paid for acquisitions, net of cash acquired	(6,669)	-
Purchase of property and equipment	(11,358)	(13,030)
Investments in unconsolidated entities	(7,000)	-
Investments in short-term bank deposits	(179,000)	-
Proceeds from maturity of short-term bank deposits	27,000
Proceeds from sale of equity method investment	-	3,175
Net proceeds from divestitures of subsidiaries and associated companies	-	1,000
Purchase of intangible assets	(564)	(726)
Other investing activities	(85)	144
Net cash used in investing activities	(177,676)	(9,437)

Cash flows from financing activities
Proceeds from public offering, net of issuance costs	218,875	-
Proceeds from exercise of stock options	3,516	53
Other financing activities	405	-
Net cash provided by financing activities	222,796	53

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,869)	(880)

Net change in cash, cash equivalents and restricted cash	71,637	(8,742)
Cash, cash equivalents and restricted cash, beginning of period	272,216	293,597

Cash, cash equivalents and restricted cash, end of period	$343,853	$284,855

Supplemental disclosures of cash flow information:
Transfer of inventory to fixed assets	2,024	1,327
Transfer of fixed assets to inventory	252	21

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business Description and Basis of Presentation

Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing.  The Company’s approximately 1,600 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, and time-to-market. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

The condensed consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The Company's financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which requires the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although the Company current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the Company expectations, which could materially affect its results of operations and financial position.

In particular, a number of estimates have been and will continue to be affected by the ongoing COVID-19 pandemic. The severity, magnitude and duration of, and recovery from, as well as the economic consequences of, the COVID-19 pandemic, remain uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; inventory valuation; assessment of the annual effective tax rate; and the allowance for expected credit losses and bad debt.

The results of operations for the three and six months ended June 30, 2021 are not indicative of results that could be expected for the entire fiscal year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s Annual Report on Form 20-F for such year on March 1, 2021.

Note 2. New Accounting Pronouncements

Accounting Pronouncements Adopted in 2021

In December 2019, the FASB issued new guidance to simplify the accounting for income taxes by removing certain exceptions to the general principles and simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance effective January 1, 2021, with no material impact on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Certain Transactions

 Origin acquisition

 On December 31, 2020 (the “Origin transaction date”) the Company acquired 3D printing start-up Origin Laboratories Inc. (“Origin”) for an aggregate purchase price of $97.1 million (the “Origin transaction”), including cash and shares. The acquisition enables Stratasys to expand its leadership through innovation in the fast-growing mass production parts market with a next-generation photopolymer platform. Stratasys expects Origin’s proprietary Programmable PhotoPolymerization (P3) technology to be an important growth engine for the Company. The acquisition was aimed at fortifying the Company's leadership in polymers and production applications of 3D printing in industries such as dental, medical, tooling, and select industrial, defense, and consumer goods markets.

In exchange for 100% of the outstanding shares of Origin the Company issued 1,488 thousand ordinary shares, paid cash upon closing, and is obligated to pay additional payments (combination of cash and shares) subject to performance-based earn-outs over 3 years.

The Origin transaction is reflected in accordance with ASC Topic 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer.

The following table summarizes the fair value of the consideration transferred to Origin stockholders for the Origin transaction:

U.S. $ in thousands
Cash payments	$33,025
Issuance of ordinary shares to Origin stockholders	26,636
Contingent consideration at estimated fair value	37,400
Total consideration	$97,061

 The fair value of the ordinary shares issued was determined based on the closing market price of the Company’s ordinary shares on the Origin transaction date.

In accordance with ASC Topic 805, the estimated contingent consideration as of the Origin transaction date was included in the purchase price. The total contingent payments could reach to a maximum aggregate amount of up to $40 million. Approximately 50% of the payments shall be settled in cash, and 50% shall be settled through the issuance of ordinary shares. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in Consolidated Statements of Operations and Comprehensive Loss. Refer to note 9.

An additional payment of $6 million, which is subject to the founders' retention over 3 years, will be recorded as compensation expense over the retention period. Compensation expenses for the three and six months ended June 30, 2021 were approximately $1.1 million and $2.2 million respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, based on the information that is available as of June 30, 2021. Thus, the measurements of fair value reflected are subject to changes and such changes could be significant. The preliminary allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Cash and cash equivalents	$2,083
Goodwill	37,990
Intangible assets	71,120
Other assets	3,586
Total assets acquired	114,779

Net deferred tax liabilities	14,007
Other labilities	3,711
Total liabilities assumed	17,718

Net assets acquired	$97,061

The allocation of the purchase price to net assets acquired and liability assumed resulted in the recognition of an intangible asset related to developed technology of $71 million. This intangible asset has a useful-life of 10 years. The fair value estimate of the developed technology is determined using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This valuation technique estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. The net cash flows were discounted to present value.

Pro forma information giving effect to the acquisition has not been provided as the impact of the transaction for purposes of Stratasys' consolidation results of operations and financial condition would not be material.

  RPS acquisition

 On February 16, 2021 the Company acquired RP Support Limited (“RPS”), a provider of industrial stereolithography 3D printers and solutions. In exchange for 100% of the outstanding shares of RPS, the Company paid cash upon closing and is obligated to make additional payments (in cash), subject to performance-based criteria, via earn-out payments over two years.

  Marketable equity investment

The Company recognized in the three and six months ended June 30, 2021 a loss of $2.9 million and income of $0.8 million respectively, for revaluation of an equity investment. In prior periods the investment was treated as a non-marketable equity investment without readily determinable fair value. The entity in which the Company invested became public during the first quarter and accordingly the investment is now treated as a marketable equity investment.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 4. Revenues

Disaggregation of Revenues

The following table presents the Company’s revenues disaggregated by geographical region (based on the Company's customers' locations) and revenue type for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(U.S. $ in thousands)		(U.S. $ in thousands)
Americas
Products	$57,783	$44,800	$107,351	$93,044
Service	35,166	33,901	67,711	72,230
Total Americas	92,949	78,701	175,062	165,274

EMEA
Products	25,826	15,743	48,327	36,490
Service	6,697	5,172	13,114	11,345
Total EMEA	32,523	20,915	61,441	47,835

Asia Pacific
Products	16,696	13,334	34,951	27,515
Service	4,837	4,673	9,740	9,906
Total Asia Pacific	21,533	18,007	44,691	37,421

Total Revenues	$147,005	$117,623	$281,194	$250,530

The following table presents the Company’s revenues disaggregated based on the timing of revenue recognition (at a specific point in time or over the course of time) for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(U.S. $ in thousands)		(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$100,305	$73,877	$190,629	$157,049
Services	11,124	8,778	21,725	19,422
Total revenues recognized in point in time	111,429	82,655	212,354	176,471

Revenues recognized over time from:
Services	35,576	34,968	68,840	74,059
Total revenues recognized over time	35,576	34,968	68,840	74,059

Total Revenues	$147,005	$117,623	$281,194	$250,530

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of June 30, 2021 and December 31, 2020.

Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of June 30, 2021 and December 31, 2020 were as follows:

	June 30,	December 31,
	2021	2020
	U.S. $ in thousands

Deferred revenue*	64,604	63,392

*Includes $15.7 million and $14.2 million under long term deferred revenue in the Company's consolidated balance sheets as of June 30, 2021 and December 31, 2020, respectively.

Revenue recognized in 2021 that was included in deferred revenue balance as of December 31, 2020 was $13.7 million and $32.1 million for the three and six months ended June 30, 2021.

Remaining Performance Obligations

Remaining Performance Obligations (“RPO“) represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of June 30, 2021, the total RPO amounted to $103.3 million. The Company expects to recognize $86.3 million of this RPO during the next 12 months, $9.9 million over the subsequent 12 months and the remaining $7.1 million thereafter.

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of June 30, 2021 and December 31, 2020, the deferred commissions amounted to $5.9 million and $5.0 million, respectively.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 5. Inventories

Inventories consisted of the following:

	June 30,	December 31,
	2021	2020
	U.S. $ in thousands
Finished goods	$58,616	$61,297
Work-in-process	4,451	3,163
Raw materials	61,160	67,212
	$124,227	$131,672

Note 6. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the six months ended June 30, 2021 were as follows:

U.S. $ in thousands

Goodwill as of January 1, 2021*	$35,694
Goodwill acquired**	1,716
Measurement period adjustments	2,295
Foreign currency translation adjustments	(19)
Goodwill as of June 30, 2021	$39,686

*The goodwill was acquired as part of Origin acquisition. See Note 3.

**The goodwill was acquired as part of RPS acquisition. See Note 3.

 The goodwill balance as of June 30, 2020 had amounted to $385.6 in respect of the Stratasys-Objet reporting unit.

During the third quarter of 2020, the Company noted that indicators of potential impairment existed which required an interim goodwill impairment analysis for Stratasys-Objet reporting unit. These indicators included longer and deeper than expected reduction in the business, refinement to the company’s business focus into additional inorganic technologies and sustained decline in the Company’s market capitalization during the prior two quarters, in each case, primarily as a result of the COVID-19 impact on the global economy and the Company’s business.

As a result of the factors discussed above, the Company revisited its assumptions supporting the cash flow projections for its Stratasys-Objet reporting unit, including: (i) the expected duration and depth of revenue reduction and certain revenue growth assumptions; (ii) the associated operating profit margins; and (iii) the long term growth rate. In estimating the discounted cash flow, the Company used the following key assumptions: the Company currently expects it will take approximately two years to regain the loss of revenue and return to its pre COVID-19 activity levels considering the impact of both volume and price with a similar effect on profitability. Following such period, the Company expects to return to similar growth rates as estimated in prior valuations. The Company assumes a long term terminal growth rate of 2.5%, which is lower than the 3.1% used in prior valuations. In addition, changes in business focus due to introduction of new technologies is expected to lower the total revenues related to the Stratasys-Objet reporting unit. The resulting cash flow amounts were discounted using the same discount rate of 13.5%.

Based on the revised cash flow projections, the value of the reporting unit had decreased below its carrying value, and the Company recorded in the third quarter of 2020, goodwill impairment charge of $386.2 million, the entire reporting unit’s goodwill.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Other Intangible Assets

Other intangible assets consisted of the following:

	June 30, 2021			December 31, 2020
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$365,262	$(270,743)	$94,519	$357,863	$(260,123)	$97,740
Patents	18,106	(9,171)	8,935	17,699	(8,487)	9,212
Trademarks and trade names	26,050	(21,680)	4,370	26,036	(21,114)	4,922
Customer relationships	100,913	(84,480)	16,433	101,107	(81,413)	19,695
Capitalized software development costs	7,410	(7,410)	-	7,410	(7,410)	-
	$517,741	$(393,484)	$124,257	$510,115	$(378,547)	$131,569

Amortization expenses relating to intangible assets for the three-month periods ended June 30, 2021 and 2020 were approximately $7.7 million and $6.2 million, respectively. Amortization expenses relating to intangible assets for the six-month periods ended June 30, 2021 and 2020 were approximately $15.2 million and $12.4 million, respectively.

As of June 30, 2021, the estimated amortization expenses relating to intangible assets for each of the following future periods were as follows:

Estimated
amortization expense
(U.S. $ in thousands)
Remaining 6 months of 2021	$15,375
2022	30,162
2023	15,607
2024	11,725
2025 and thereafter	51,388
Total	124,257

Note 7. Net Loss Per Share

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	In thousands, except per share amounts		In thousands, except per share amounts
Numerator:
Net loss attributable to Stratasys Ltd. for basic and diluted loss per share	(20,159)	(27,986)	(39,070)	(49,689)

Denominator:
Weighted average shares - for basic and diluted net loss per share	64,908	54,917	61,796	54,733

Net loss per share attributable to Stratasys Ltd.
Basic and diluted	$(0.31)	$(0.51)	$(0.63)	$(0.91)

The computation of diluted net loss per share excluded share awards of 5.1 million shares and 4.9 million shares for the three and six months ended June 30, 2021 and 2020, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

 Note 8. Income Taxes

        The Company had income tax benefit of $4.4 million for the three-month period ended June 30, 2021 compared to income tax benefit of $2.1 million for the three-month period ended June 30, 2020, and income tax benefit of $5.3 million for the six-month period ended June 30, 2021 compared to income tax benefit of $1.9 million for the six-month period ended June 30, 2020. The Company’s effective tax rate as of June 30, 2021 was primarily impacted by the move to the new Israeli tax regime of “Preferred Technology Enterprise” subject to 12% tax rate as well as different geographic mixes of earnings and losses and a valuation allowance on losses of our US subsidiaries.

Note 9. Fair Value Measurements

Financial instruments measured at fair value

The following table summarizes the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	June 30, 2021		December 31, 2020
	Level 2	Level 3	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$35	-	$56	-
Foreign exchange forward contracts designated as hedging instruments	486	-	793	-

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(46)	-	(1,098)	-
Foreign exchange forward contracts designated as hedging instruments	(1)	-	(1,584)	-
Contingent consideration	-	40,436	-	37,400
	$474	$40,436	$(1,833)	$37,400

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy (refer to Note 3).

Other financial instruments consist mainly of cash and cash equivalents, short-term deposits, current and non-current assets, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 10. Derivative instruments and hedging activities

Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, GBP, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. These contracts mature through December 2021.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		June 30,	December 31,	June 30,	December 31,
	Balance sheet location	2021	2020	2021	2020
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$35	$56	$50,144	$36,882
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	486	793	44,052	10,417
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(46)	(1,098)	9,575	37,999
Liability derivatives -Foreign exchange contracts, designated as hedging instruments	Accrued expenses and other current liabilities	(1)	(1,584)	2,250	50,186
		$474	$(1,833)	$106,021	$135,484

Foreign exchange contracts not designated as hedging instruments

As of June 30, 2021, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $59.7 million, and were used to reduce foreign currency exposures. With respect to such derivatives, losses of $0.5 million and of $1.1 million were recognized under financial income (expenses), net for the three-month period ended June 30, 2021 and 2020, respectively. Such gains or losses partially offset the foreign currency revaluation changes of the balance sheet items. These foreign currencies revaluation changes are also recognized under financial income (expenses), net.

Cash Flow Hedging - Hedges of forecasted foreign currency payroll and other operating expenses

As of June 30, 2021, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of $17.5 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs and other operating expenses denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.

Cash Flow Hedging - Hedges of forecasted foreign currency revenue

As of June 30, 2021, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of 24.0 million Euro into U.S. dollars. The Company transacts business in U.S. dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business and accordingly, they are not speculative in nature.

 STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 11. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity-classified stock options, restricted share units (“RSUs”) and performance-based restricted share units (”PSUs”) were allocated as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	U.S $ in thousands		U.S $ in thousands

Cost of sales	$788	$497	$1,422	$900
Research and development, net	1,870	1,702	3,294	3,259
Selling, general and administrative	5,319	3,912	10,466	6,859
Total stock-based compensation expenses	$7,977	$6,111	$15,182	$11,018

A summary of the Company’s stock option activity for the six months ended June 30, 2021 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2021	2,102,529	$28.06
Granted	46,366	3.15
Exercised	(171,118)	20.54
Forfeited	(25,740)	43.82
Options outstanding as of June 30, 2021	1,952,037	27.92
Options exercisable as of June 30, 2021	1,604,542	$30.60

As of  June 30, 2021, the unrecognized compensation cost of $2.9 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 3.3 years.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs and PSUs activity for the three months ended June 30, 2021 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2021	2,801,116	$21.08
Granted	1,221,686	34.50
Vested	(678,073)	21.94
Forfeited	(238,387)	21.43
Unvested as of June 30, 2021	3,106,342	$26.14

The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of June 30, 2021, the unrecognized compensation cost of $67 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 2.6 years.

b. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the six months ended June 30, 2021 and 2020, respectively:

	Six Months Ended June 30, 2021
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2021	$(1,673)	$(7,173)	$(8,846)
Other comprehensive income before reclassifications	1,710	142	1,852
Amounts reclassified from accumulated other comprehensive loss	291	-	292
Other comprehensive income	2,001	142	2,143
Balance as of June 30, 2021	$328	$(7,031)	$(6,703)

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Six Months Ended June 30, 2020
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2020	$(10)	$(7,706)	$(7,716)
Other comprehensive income (loss) before reclassifications	856	(1,667)	(811)
Amounts reclassified from accumulated other comprehensive loss	33	-	33
Other comprehensive income (loss)	889	(1,667)	(778)
Balance as of June 30, 2020	$879	$(9,373)	$(8,494)

c. Public offering of ordinary shares

During March 2021, the Company completed a public offering of $218.9 million, net of underwriting discounts and offering expenses. The total number of shares sold by the Company in the public offering was 7,931,034.

       A deferred tax asset in an amount of $1.3 million was recorded in respect of a tax benefit, arising from the underwriting discounts and offering expenses, as an increase to Additional Paid-In Capital.

Note 12. Contingencies

Legal proceedings

The Company is a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.